EXHIBIT 12
                                                PEPSIAMERICAS, INC.
                                             STATEMENT OF CALCULATION
                                       OF RATIO OF EARNINGS TO FIXED CHARGES
                                           (in millions, except ratios)



                                              First Half                                   Fiscal Years
                                        ----------------------     -------------------------------------------------------------
                                           2001         2000         2000         1999         1998         1997          1996
                                        ---------    ---------     --------     ---------    ---------    ---------    ---------

Earnings:
Income from continuing
   operations before taxes              $    91.7    $    78.1     $  141.1     $   71.6     $  152.2     $    69.9    $   127.7
Fixed charges                                53.6         45.7         91.7         73.5         51.5          75.6         74.4
                                        ---------    ---------     --------     --------     --------     ---------    ---------

Earnings as adjusted                    $   145.3    $   123.8     $  232.8     $  145.1     $  203.7     $   145.5    $   202.1
                                        =========    =========     ========     ========     ========     =========    =========


Fixed charges:
Interest expense                        $    50.5    $    42.4     $   85.8     $   67.1     $   46.4     $    69.0    $    68.2
Preferred stock dividend requirements
   of majority owned subsidiary                --           --           --           --           --           1.7          1.5
Portion of rents representative
   of interest factor                         3.1          3.3          5.9          6.4          5.1           4.9          4.7
                                        ---------    ---------     --------     --------     --------     ---------    ---------
   Fixed charges                        $    53.6    $    45.7     $   91.7     $   73.5     $   51.5     $    75.6    $    74.4
                                        =========    =========     ========     ========     ========     =========    =========
Ratio of earnings to
   fixed charges*                             2.7x         2.7x         2.5x         2.0x         4.0x          1.9x         2.7x
                                        =========    =========     ========     ========     ========     =========    =========


* PepsiAmericas, Inc. recorded a gain on pension curtailment of $8.9 million in the first quarter of 2001, as well as a special charge of $4.6 million. Excluding these non-recurring items, the ratio of earnings to fixed charges for the first half of 2001 would have been 2.6x.

     PepsiAmericas, Inc. also recorded special charges of $27.9 million during 1999, as well as a $56.3 million pretax charge to reduce the book value of non-operating real estate. In addition, PepsiAmericas, Inc. recorded a $13.3 million pretax gain on the sale of operations in Marion, Virginia; Princeton, West Virginia and the St. Petersburg area of Russia. Excluding these charges and credits, the ratio of earnings to fixed charges for 1999 would have been 2.9x.

     Intercompany interest income from Hussmann and Midas was $1.6 million, $23.1 million and $23.7 million in 1998, 1997 and 1996, respectively. If the fixed charges had been reduced by this intercompany interest income, the ratio of earnings to fixed charges for 1998, 1997 and 1996 would have been 4.1x, 2.3x and 3.5x, respectively.

     PepsiAmericas, Inc. also recorded special charges of $49.3 million during 1997. Excluding these special charges, the 1997 ratio of earnings to fixed charges would have been 2.6x. Additionally, if the fixed charges for 1997 were adjusted for the intercompany interest income noted above, the ratio of earnings to fixed charges would have been 3.3x.